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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, (millions of constant Ch$ as of December 31, 2003)					Six months ended June (millions of constant Ch$ as of June 30, 2004)
Chilean GAAP
	1999	2000	2001	2002	2003	2003	2004
Fixed Charges:
Interest capitalized	8,445	—	—	—	—	84	19
Interest expense	55,331	79,700	74,299	73,442	54,855	30,640	31,634
Amortization of debt expense	4,366	3,208	5,592	2,876	2,877	1,336	4,112

Total	68,142	82,908	79,891	76,318	57,732	32,060	35,765

Earnings:
Pretax income (loss) from continuing operations	32,791	6,300	4,399	39,081	60,449	39,998	19,243
(Income) loss in equity-method investees	(2,962)	23	(1,632)	1,380	(9,064)	(2,492)	1,868
Dividends received from equity-method investees	2,754	8,619	9,653	692	—	—	766
Less:	0	0	0	0	—	—	0

Interest capitalized during the period	—	—	—	—	—	(84)	(19)

Total	32,583	14,941	12,420	41,152	51,385	37,421	21,859

Earnings plus fixed charges	100,726	97,850	92,312	117,470	109,117	69,481	57,624

Ratio of earnings to fixed charges	1.48	1.18	1.16	1.54	1.89	2.17	1.61

US GAAP
Fixed Charges:
Interest capitalized	13,364	2,232	(904)	927	148	84	19
Interest expense	55,331	79,700	78,859	76,877	51,622	31,556	30,536
Amortization of debt expense	4,366	3,208	5,592	2,876	2,877	1,336	4,112

Total	73,062	85,140	83,547	80,680	54,646	32,977	34,667

Earnings:
Pretax income (loss) from continuing operations	37,902	3,885	49,398	45,793	49,533	8,637	5,403
(Income) loss in equity-method investees	5,728	4,117	(7,807)	(4,390)	(6,758)	(788)	(2,462)
Dividends received from equity-method investees	2,754	8,619	9,653	692	—	—	766
Less:	—	—	—	—	—	—	—
Interest capitalized during the period					(148)	(84)	(19)

Total	46,384	16,621	51,244	42,094	42,627	7,765	3,689

Earnings plus fixed charges	119,446	101,761	134,791	122,775	97,273	40,742	38,356

Ratio of Earnings to Fixed Charges	1.63	1.20	1.61	1.52	1.78	1.24	1.11

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES